Addendum to 2021 notice of annual general meeting This addendum forms part of the Rio Tinto Limited 2021 notice of annual general meeting Resolutions requisitioned by shareholders This addendum sets out additional resolutions for the 2021 annual general meeting and supporting statements which have been served on Rio Tinto Limited in a notice from shareholders, together with the Board’s response to those resolutions and the Board’s recommendation on how to vote on those resolutions. If you are unable to attend the annual general meeting, you can participate in the meeting online. Further information will be made available at www.riotinto.com/invest/ shareholder-information/annual-general-meetings Rio Tinto Limited ABN 96 004 458 404 Registered office: Level 7, 360 Collins Street Melbourne Victoria 3000 EXHIBIT 99.2

Letter from the Chairman Dear shareholders, This is an addendum to the Rio Tinto Limited 2021 notice of annual general meeting dated 8 March 2021. Resolutions requisitioned by shareholders Rio Tinto Limited has been served with notices from two groups of shareholders proposing resolutions for the 2021 annual general meeting. A group of shareholders representing just under 0.02% of the issued shares of Rio Tinto Limited has proposed a resolution requesting that the company disclose, in subsequent annual reporting, short, medium and long-term targets for its scope 1 and 2 greenhouse gas emissions and performance against those targets. The resolution proposes that those targets should be independently verified as aligned with the climate goals of the Paris Agreement. This resolution is included in this addendum as resolution 19. Rio Tinto has already set out short, medium and long-term targets for its scope 1 and 2 greenhouse gas emissions in its 2020 Annual Report and Climate Change Report1. Performance against these targets is independently assured and their alignment with the climate goals of the Paris Agreement is described in the Climate Change Report. We will continue to disclose these targets and our independently assured performance against them in our Annual Reports in the decade ahead. Furthermore, your Board notes that Rio Tinto is one of the first companies to commit to put our 2021 Climate Change Report to an advisory vote at its 2022 annual general meetings. This “say on climate” will provide shareholders with the opportunity to express their view on our climate change strategy and implementation, taken as a whole. Since your company is substantially in compliance with the proposed resolution, your Board recommends that you vote FOR resolution 19. A second group of shareholders representing just over 0.01% of the issued shares of Rio Tinto Limited has proposed a resolution requesting that the company enhance its annual review of industry associations to ensure that the review identifies areas of inconsistency with the Paris Agreement, and a recommendation that the company suspend membership, for a period deemed suitable by the Board, where an industry association’s record of advocacy is, on balance, inconsistent with the Paris Agreement’s goals. Nothing in this resolution would however limit the Board’s discretion to continue take decisions in the best interests of the company. This resolution is included in this addendum as resolution 20. Our approach to industry associations is set out on our website2. We review our membership of such associations annually and already report on areas of inconsistency with the Paris Agreement. If we identify significant differences in climate-related policy or advocacy, we will consider suspension of membership. Our starting position, however, is that our objective of securing advocacy aligned with the Paris Agreement is best pursued from a position of influence from within such associations. In weighing up the relative merit of continued membership, the Board will exercise a balanced judgement of what is in the best interests of the company and will consider suspension of membership as a measure of last resort. We believe that this approach is consistent with the proposed resolution, and therefore your Board recommends that you vote FOR resolution 20. Each group of requisitioning shareholders had also proposed an amendment to Rio Tinto Limited’s constitution to allow non-binding advisory resolutions. As in previous years, Rio Tinto opposes this resolution as it would be likely to create uncertainty and would give rise to a number of practical difficulties, including in relation to the authority and accountability of the directors. However, as Rio Tinto’s Board is supporting the non-binding advisory resolutions being put to this year’s annual general meeting, the constitutional amendment is not required this year. The requisitioning shareholders have therefore withdrawn these resolutions. As at the date of this addendum, there is no change to the date, time and place of the Rio Tinto Limited annual general meeting. It will be held at 1:00pm (AWST) on Thursday, 6 May 2021 at the BelleVue Ballroom, Level 3, the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia. If you are unable to attend the meeting in person to vote, please complete and submit the proxy form in line with the instructions on page 5 of the original notice of meeting. Alternatively, you may vote live by participating online. Further information on online participation is set out on page 6 of the original notice of meeting. As set out in the original notice of meeting, your directors are unanimously of the opinion that resolutions 1 to 18 set out in that notice are in the best interests of shareholders and of Rio Tinto as a whole. Please refer to the explanatory notes in the original notice of meeting for further information regarding this. Your directors also recommend that you vote FOR resolutions 19 and 20 set out in this addendum. Further information in relation to the Board’s position on resolutions 19 and 20 is set out in the explanatory notes to the resolutions on pages 4 to 5 of this addendum. In addition, statements in support of each of the resolutions provided by the requisitioning shareholders are set out in the Appendix to this addendum. Resolutions 19 and 20 will be put to shareholders of Rio Tinto Limited only and the proxy form for the annual general meeting includes these two additional resolutions. No equivalent resolutions have been requisitioned by shareholders in Rio Tinto plc. Yours sincerely Simon Thompson Chairman 19 March 2021 1. Our Climate Change Report can be found at www.riotinto.com/sustainability/climate-change 2. www.riotinto.com/sustainability/ethics-integrity/industry-association-disclosure 2 Addendum to 2021 Notice of annual general meeting | riotinto.com

Additional resolutions The resolutions in this addendum have been requisitioned under section 249N of the Australian Corporations Act 2001 by shareholders of Rio Tinto Limited. The numbering of these resolutions is a continuation of the numbering used in the Rio Tinto Limited 2021 notice of annual general meeting dated 8 March 2021. Resolutions 19 and 20 will be proposed as advisory non-binding ordinary resolutions. The Board recommends that you vote FOR resolutions 19 and 20 as non-binding advisory resolutions. Resolution 19 Requisitioned resolution on emissions targets Recognising the company’s commitment to the Task Force on Climate- related Financial Disclosures and the aims of the Climate Action 100+, shareholders request the company disclose, in subsequent annual reporting, short, medium and long-term targets for its scope 1 and 2 greenhouse gas emissions and performance against those targets. All targets should be independently verified as aligned with the climate goals of the Paris Agreement. The Board recommends that shareholders vote FOR resolution 19 as a non-binding advisory resolution for the reasons set out and subject to the comments in the explanatory notes. The chairman of the meeting intends to vote undirected proxies FOR resolution 19. Resolution 20 Requisitioned resolution on climate-related lobbying Shareholders request that our company enhance its annual review of industry associations to ensure that the review identifies areas of inconsistency with the Paris Agreement3. Where an industry association’s record of advocacy is, on balance, inconsistent with the Paris Agreement’s goals, shareholders recommend that our company suspend membership, for a period deemed suitable by the Board. Nothing in this resolution should be read as limiting the Board’s discretion to take decisions in the best interests of our company. The Board recommends that shareholders vote FOR resolution 20 as a non-binding advisory resolution for the reasons set out and subject to the comments in the explanatory notes. The chairman of the meeting intends to vote undirected proxies FOR resolution 20. By order of the Board Tim Paine Joint Company Secretary Steve Allen Joint Company Secretary Rio Tinto Limited ABN 96 004 458 404 Registered office: Level 7, 360 Collins Street Melbourne, Victoria 3000 19 March 2021 3. Principle 1 of the Investor Principles on Lobbying, set out in IIGCC’s European Investor Expectations on Corporate Lobbying on Climate Change, October 2018; Disclosure Indicator 7, Climate Action 100+ Net-Zero Company Benchmark, December 2020. 3Addendum to 2021 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions

Resolution 19 – Requisitioned resolution on emissions targets

Resolution 19 is a non-binding advisory resolution.

Statement by the Board

Rio Tinto is committed to being part of the solution to the unprecedented challenge of climate change.

Our strategy and ambition on climate change is aligned with the goals of the Paris Agreement. Please see our 2020 Climate Change Report for further detail.

Rio Tinto has a strong track record of climate action over more than two decades. Since 2010 we have reduced absolute greenhouse gas emissions by 39%[4], and we own and operate some of the most carbon-efficient assets in the industry. Given this track record, further reductions inevitably become more challenging. But our ambition remains high.

In February 2020, the Board announced aims to reach net zero Scope 1 and 2 greenhouse gas emissions by 2050, and targets for a 15% reduction in absolute emissions and 30% reduction in emissions intensity by 2030. Given carbon reductions achieved in the past ten years, our 2030 targets and long-term net zero ambition are aligned with goals of the Paris Agreement, which is why we support this resolution. Our 2020 Climate Change Report[5] highlights that by 2030, our managed emissions are expected to be 45% below the level in 2010, consistent with the pathways set out by the Intergovernmental Panel on Climate Change (IPCC) Special Report on 1.5°C. While we are not planning to seek verification of our targets according to the Science Based Targets initiative (SBTi), we will continue with independent assurance of our scope 1 and 2 emissions and will report performance against these targets in our Annual Reports in the decade ahead.

These targets are based on our current analysis of technical and commercial feasibility, including the existing legal and fiscal framework in each of our countries of operation. They are supported by Rio Tinto's commitment to invest around $1 billion over the period 2020-24 in emissions reduction projects and research and development. We recognise the need for a low carbon transition that is just – our emissions targets do not currently promote plant closure that would have a negative impact on the communities where we operate. Most of our assets already sit in the low end of their respective carbon intensity curves and since 2018, we have reduced Scope 1 and 2 emissions by 1.1Mt CO_2e, or 3%, which is on track with our 2030 emissions target. However, we have consistently made clear that progress towards our targets will not be linear.

Further background

Definitions: Scope 1, 2, 3 emissions

Scope 1: direct emissions from operations that are owned or controlled by a company.

Scope 2: indirect emissions from the generation of purchased electricity and steam

Scope 3: indirect emissions (not included in Scope 2) that occur in a company's value chain including both upstream and downstream emissions. The GHG Protocol's Standard defines 15 categories of Scope 3 emissions including: production of capital goods, leased assets, transport / distribution, processing of goods sold and use of goods sold.

Recommendation

For the reasons and subject to the comments set out above, the Board recommends that shareholders vote **FOR** resolution 19 as a non-binding advisory resolution.

The chairman of the meeting intends to vote undirected proxies **FOR** resolution 19.

Progress in reducing our managed emissions and our 2030 targets, as published in the 2020 Climate Change Report

Emissions pathways (indexed to 2010 = 100)


120
100
80
60
40
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Global CO₂ emissions
-25%
IPCC <2° C
-45%
IPCC 1.5° C
Rio Tinto CO₂e emissions managed

Scope 1 & 2 emissions – 100% managed basis

Total managed greenhouse gas emissions (Mt CO_2e)	2020	2019	2018	2017	2016	2010
Total Emissions	26.2	26.4	28.5	30.6	32.0	43.0
Scope 1 Emissions	17.1	17.2	18.0	20.0	21.0	27.2
Scope 2 Emissions	9.5	9.7	11.0	11.0	11.5	17.0
Greenhouse gas emissions intensity (indexed relative to 2008)	72.6	71.0	71.1	72.9	74.4	96.1

Note: Total GHG emissions equal the sum of scope 1 emissions and scope 2 emissions minus the scope 1 emissions resulting from the supply of electricity and steam to third parties.

4. At our managed operations
5. You can find this at https://www.riotinto.com/sustainability/climate-change.

4 Addendum to 2021 Notice of annual general meeting | riotinto.com

Resolution 20 – Requisitioned resolution on climate-related lobbying Resolution 20 is a non-binding advisory resolution. Statement by the Board Industry associations play an important role in policy development, sharing best practice and developing standards. They also allow us to better understand a range of external views on a variety of topics (including climate change). Membership allows us to contribute our perspectives and experiences in support of a co-ordinated approach which benefits business, the economy and society. Recognising that industry associations’ views will not always be the same as ours, we monitor the advocacy of industry associations and periodically review our memberships. Our review of industry associations was published at the same time as our 2020 Climate Change Report and highlights where we identify significant differences in policy or advocacy to our own position. Our approach to industry associations is set out on our website. We review our membership of such associations annually and we will further enhance this review process in 2021. If we identify significant differences in climate-related policy and advocacy, we will as part of that process consider suspension of membership. Our preference is to work within, and influence, industry associations to ensure that their policy positions and advocacy is consistent with the goals of the Paris Agreement. In weighing up the relative merit of continued membership, the Board will exercise a balanced judgement of what is in the best interests of the company and will consider suspension of membership as a measure of last resort. Further background With our industry associations, we expect any positions and advocacy to accept mainstream climate-science and encourage them to raise their climate ambition and consider how they can advocate for the emissions cuts required to meet the goals in the Paris Agreement. We do not support advocacy for policies that undermine the Paris Agreement or discount Nationally Determined Contributions (NDCs). Our review of industry associations Our full review of policy positions and advocacy by industry associations in 2020 can be found at: https://www.riotinto.com/sustainability/ethics- integrity/industry-association-disclosure The National Mining Association (NMA) advocates for national and international mining interests in the United States. Although there are many areas of agreement, on issues such as mining law reform, safety and public land management, our 2019 and 2020 reviews identified significant departures on climate and energy policy positions and advocacy between the NMA and Rio Tinto. We are actively engaged with the NMA Board and executive team to encourage them to change their position and advocacy on climate change. Our 2019 review noted some instances of misalignment between public statements made by the Minerals Council of Australia (MCA) and our climate change principles. We worked closely with the MCA to clarify our expectations of industry association advocacy, particularly around climate change. During 2020, we have seen a positive shift in the position and commentary of the MCA on climate and energy matters, including the release of a Climate Action Plan, release of its advocacy agenda Advance Australia, and improved support for the goals of the Paris Agreement. We welcome their recent adoption of the Towards Sustainable Mining standard earlier this month and, in 2021, we will continue to engage with the MCA on our climate principles and advocacy processes. The Queensland Resources Council (QRC) undertook political advocacy in 2020, that was identified as inconsistent with our own policies. Also, although the QRC did not have significant differences in stated climate and energy policy positions or advocacy, there is scope for improvement. We have raised this with the QRC and continue to encourage advocacy in line with our policies. We are pleased to note that QRC has now published their updated political engagement policy document and climate policy document. Recommendation For the reasons and subject to the comments set out above, the Board recommends that shareholders vote FOR resolution 20 as a non-binding advisory resolution. The chairman of the meeting intends to vote undirected proxies FOR resolution 20. 5Addendum to 2021 Notice of annual general meeting | riotinto.com Explanatory notes to the resolutions

Appendix – Statements provided by requisitioning shareholders The requisitioning shareholders have requested, pursuant to section 249P of the Australian Corporations Act 2001 that the following statements in relation to resolutions 19 and 20, set out below, be provided to shareholders. By publishing the statements, Rio Tinto does not make any representations as to their truth or accuracy and disclaims any liability for their contents. Statement by the requisitioning shareholders in support of resolution 19 Ratified by 185 countries, the Paris Agreement aims to hold global warming to well below 2°C above pre-industrial levels and pursue a 1.5°C limit6. Governments and markets are accelerating action in order to achieve these goals. At the 2020 AGM 37% of shareholders voted in favour of a resolution calling on Rio Tinto to produce independently-verified Paris-aligned targets to reduce scope 1, 2 and 3 emissions. Since then, Rio Tinto has failed to update its inadequate scope 1 and 2 emission reduction targets, failed to reduce scope 1 and 2 emissions compared to the previous year, and failed to set any target to reduce scope 3 emissions. Clearly, further investor support is required to ensure the company acts to align its operations with, and appropriately manage the risks posed by the low-carbon transition required to meet the climate goals of the Paris Agreement. Scope 1 and 2 emissions In February 2020, Rio Tinto announced targets to reduce absolute scope 1 and 2 greenhouse gas emissions by 15% by 2030 from a 2018 baseline7. These targets fall well short of what can be considered consistent with the Paris Agreement. Following the Science Based Targets initiative’s Absolute Contraction Approach, alignment with the Paris Agreement’s 1.5°C limit would require a 50% reduction in Scope 1 and 2 emissions over the same timeframe8. Rio Tinto has committed to the goal of reaching net zero greenhouse gas emissions by 2050. However, it is widely accepted that the pathway to net zero requires emissions to roughly halve by 20309. This is not an outcome our company has even acknowledged, let alone set targets to meet. Our company is also failing to deliver on the meagre emission reduction target set for our scope 1 and 2 emissions. Our 2020 annual report shows current levels of scope 1 and 2 emissions are 31.5 million tonnes of carbon dioxide equivalent (Mt CO 2 e), meaning they have not fallen over the past year. Falling behind peers Rio Tinto’s commitment to reduce scope 1 and 2 emissions by 15% by 2030 is significantly weaker than those imposed by several of our peers. For example: – BHP targets a reduction in scope 1 and 2 emissions of at least 30% (operated assets) from FY2020 levels by FY203010. – Vale targets to reduce scope 1 and 2 emissions by 33% by 2030 from 2017 levels11. – Anglo American has committed to reduce emissions by 30% by 2030, compared to 2016 levels12. – Fortescue Metals Group revised its targets in 2020 and has committed to reduce scope 1 and 2 emissions from existing operations by 26% from 2020 levels by 203013. – Glencore announced in December 2020 an emissions reduction target (scope 1, 2 and 3) of 40% by 2035 compared to 2019 levels14. We do not claim any of these examples to be Paris-aligned, but they do exceed the ambition outlined by Rio Tinto. Investor and regulator expectations The Task Force on Climate-related Financial Disclosures (TCFD) published its final recommendations in 2017, designed to allow investors to “appropriately assess and price climate-related risk and opportunities.15” Regulators and investors now expect companies to fully comply with the TCFD recommendations. Rio Tinto signed up as a supporter of the TCFD in 201716, but is yet to fully comply with the recommendations. The TCFD recommends companies17: “Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks” and “Describe the targets used by the organization to manage climate- related risks and opportunities and performance against targets.” Elaborating on this recommendation, the TCFD states18: “Organizations should describe their key climate-related targets such as those related to GHG emissions (...) in line with anticipated regulatory requirements or market constraints or other goals.” Australian regulators have repeatedly stated their expectations that companies disclose and manage climate risk, ASIC commissioner Cathie Armour reiterating these expectations in a February 2021 article19. We therefore encourage shareholders to vote in favour of this resolution. Statement by the requisitioning shareholders in support of resolution 20 Shareholders affirm our company’s commitment to the goals of the Paris Agreement, its commitment to net-zero emissions by 2050, and its plan to invest US$1 billion over the next five years in emissions reduction projects20. According to our company’s Chairman, “urgent, co-ordinated government action is essential” to meet the goals of the Paris Agreement21. Despite this statement, thinktank InfluenceMap scored our company’s indirect climate policy footprint -57 (on a scale of -100 to +100), ranking it the third most oppositional company operating in Australia22. Weak Australian climate policy This resolution seeks to improve the advocacy on climate and energy policy by our company’s industry associations, in light of the failure of successive Australian governments to implement policies designed to reduce emissions consistent with the Paris Agreement. ACCR has engaged with our company for over three years on this issue. 6. https://unfccc.int/sites/default/files/english_paris_agreement.pdf, Article 2(1)(a) 7. Climate Change Position Statement (available at https://www.riotinto.com/sustainability/ climate-change) 8. https://sciencebasedtargets.org/ (Target Setting tool) 9. https://www.un.org/press/en/2020/sgsm20411.doc.htm 10. https://www.bhp.com/sustainability/climate-change/operational-ghg-emissions-reductions/ 11. http://www.vale.com/esg/en/Pages/ClimateChange.aspx 12. https://www.angloamerican.com/sustainability/environment/climate-change 13. https://www.fmgl.com.au/workingresponsibly/climate-change-and-energy 14. https://www.glencore.com/media-and-insights/news/Climate-Report-2020--Pathway-to-Net-Zero 15. https://www.fsb-tcfd.org/publications/final-recommendations-report/ 16. https://www.riotinto.com/documents/RT_Our_approach_to_climate_change_2018.pdf, 9 17. https://www.fsb-tcfd.org/wp-content/uploads/2017/06/FINAL-2017-TCFD-Report-11052018.pdf, 14 18. https://www.fsb-tcfd.org/wp-content/uploads/2017/06/FINAL-2017-TCFD-Report-11052018.pdf, 23 19. https://asic.gov.au/about-asic/news-centre/articles/managing-climate-risk-for-directors 20. https://www.riotinto.com/en/invest/reports/climate-change-report 21. https://www.riotinto.com/-/media/Content/Documents/Invest/Shareholder-information/AGMs/ RT-plc-agm-2020-speech-chair.pdf 22. https://influencemap.org/report/Australian-Industry-Groups-And-their-Carbon-Policy- Footprint-c0f1578c92f9c6782614da1b5a5ce94f 6 Addendum to 2021 Notice of annual general meeting | riotinto.com

In February 2021, Bloomberg ranked Australia’s climate policies as the weakest of the largest developed economies23. Australia’s commitment to reduce emissions by 26-28% by 2030 (from 2005 levels) is generally accepted to be inadequate24. Australian government forecasts suggest that emissions will decline by just 22% by 203025. In response to the economic impact of the COVID-19 pandemic, the Australian government is proposing a “gas-fired recovery”, involving the development of multiple new gas basins26—a program at odds with the Paris Agreement yet supported by our company’s key Australian industry associations. Our company states that it “do[es] not support advocacy for policies that undermine the Paris Agreement or discount Nationally Determined Contributions (NDCs)”27. Since 2018, our company has preferred to engage with its industry associations rather than suspend or terminate its membership, even when they have shown insufficient progress28. This engagement has not produced outcomes that align with mainstream investor standards. Our company remains a member of several industry associations that continue to oppose Paris-aligned climate policy, including the Chamber of Minerals and Energy of Western Australia, the Minerals Council of Australia, the Minerals Council South Africa, the (US) National Mining Association, the Queensland Resources Council and the US Chamber of Commerce. In its latest review of industry associations, our company failed to identify any misalignment with its Australian industry associations. This review focused primarily on policy rather than advocacy. We set out below some of the most recent, oppositional advocacy by these groups. Queensland Resources Council (QRC) InfluenceMap score: F The QRC published its first three page climate change position statement in August 2020. It made no mention of the Paris Agreement or net-zero emissions29. Throughout 2020 the QRC: welcomed government subsidies of $125 million for fossil fuel exploration30, called for further subsidies and the fast-tracking of approvals of coal mining projects31; called for government subsidies of $500 million for new gas pipeline infrastructure, incentives for further coal and gas exploration, and significant deregulation of the resources industry32; claimed to have influenced the federal government’s announcement of subsidies for the gas industry, including funding plans for five new gas basins and potentially underwriting new gas pipelines33. Ahead of the Queensland state election in October 2020, the QRC ran a partisan advertising campaign against political parties proposing decarbonisation policies34. Following the campaign, BHP Group and Origin Energy subsequently suspended their memberships35. In its 2020 review of industry associations, our company stated that the campaign was “inconsistent with [its] own policies regarding electoral political processes”, but that it would retain its membership and simply “encourage advocacy in line with our policies”36. In February 2021, the QRC welcomed a federal government inquiry into the “woke” banking and finance sector, for implementing policies to limit investment in and lending to the coal industry37. Minerals Council of Australia (MCA) InfluenceMap score: E+ Throughout 2020 the MCA: lobbied to weaken the Environmental Protection and Biodiversity Conservation (EPBC) Act, including opposing the assessment of new projects’ greenhouse gas (GHG) emissions38; called for government subsidies for fossil fuel exploration39; and opposed the inclusion of Scope 3 emissions in Australia’s National Greenhouse and Energy Reporting scheme40. Despite our company’s position that “advocacy on the use of coal do[es] not support subsidies”, in February 2021 the MCA called for an amendment to Australia’s Clean Energy Finance Corporation, which would allow it to invest in coal-fired power generation41. This coincided with an almost identical proposal from Nationals Party MP Barnaby Joyce42. Chamber of Minerals and Energy of Western Australia (CME) InfluenceMap score: E+ The CME does not have a public climate change policy. Despite its notional support for the Paris Agreement43, it continues to advocate for the expansion of the gas industry in Western Australia44. In 2019, the CME opposed state-based regulation that would have required new emissions intensive projects to offset their emissions, stating that the proposed regulations would “negatively impact WA gas projects and potentially prevent some projects proceeding”45. In 2020, the CME opposed the assessment of new projects’ greenhouse gas (GHG) emissions under the EPBC Act46 and welcomed the Australian government’s proposed “gas-fired recovery”47. Case for support The activities of our company’s industry associations stand in conflict with our company’s commitment to net-zero emissions by 205048 and our company’s long term financial and strategic interests. Global leaders have a once in a generation opportunity to accelerate decarbonisation through wide-ranging economic policy commensurate with the seriousness of current crises. If our company is unwilling or unable to ensure that its industry associations support that transition, then shareholders should support the request that membership of those groups is suspended. ACCR urges shareholders to vote for this proposal. 23. https://www.bloomberg.com/professional/blog/webinar/bnef-g20-zero-carbon-policy- scoreboard-whos-doing-it-best/ 24. https://www.theguardian.com/australia-news/2021/jan/05/australias-new-climate-pledge-to- un-criticised-for-not-improving-on-2030-target 25. https://www.industry.gov.au/data-and-publications/australias-emissions-projections-2020 26. https://www.pm.gov.au/media/gas-fired-recovery 27. https://www.riotinto.com/-/media/Content/Documents/Sustainability/Corporate-policies/RT- Industry-association-disclosure-2020.pdf 28. https://www.riotinto.com/-/media/Content/Documents/Sustainability/Corporate-policies/RT- Industry-association-disclosure-2020.pdf 29. https://www.qrc.org.au/wp-content/uploads/2019/09/QRC-Climate-and-Energy-Policy.pdf 30. https://www.qrc.org.au/media-releases/qrc-welcomes-federal-governments-125-million- exploration-boost/ 31. https://www.qrc.org.au/media-releases/qrc-urges-queensland-government-to-copy-wa-plan- for-resource-role-in-covid-19-recovery/ 32. https://www.qrc.org.au/wp-content/uploads/2020/10/Resource-Industry-Recovery-Agenda_ Oct20.pdf 33. https://www.qrc.org.au/media-releases/canberra-answers-qrc-calls-to-hit-the-gas-for-covid-recovery/ 34. https://www.abc.net.au/news/2020-10-07/qld-state-election-origin-bhp-suspend-qrc- membership-greens-ad/12732652 35. ibid. 36. https://www.riotinto.com/-/media/Content/Documents/Sustainability/Corporate-policies/RT- Industry-association-disclosure-2020.pdf 37. https://www.qrc.org.au/media-releases/qrc-welcomes-inquiry-into-impact-of-woke-banking- and-finance-policies-on-resources-sector/ 38. https://www.theaustralian.com.au/commentary/why-mining-will-be-ground-zero-of-the- nations-recovery/news-story/2afefc504f833d477819707abd2deeb0 39. https://minerals.org.au/news/reform-priorities-support-faster-recovery 40. https://minerals.org.au/news/submission-standing-committee-environment-and-energy- national-greenhouse-and-energy-reporting 41. https://minerals.org.au/news/time-bring-nuclear-mix-australia%E2%80%99s-zero-emissions-future 42. https://www.theguardian.com/environment/2021/feb/17/barnaby-joyces-call-to-allow-cefc- to-invest-in-coal-rejected-by-frydenberg 43. https://cmewa.com.au/wp-content/uploads/2020/06/191129-ENV-State-Climate-Change- Policy-Submission-Final_signed.pdf 44. https://cmewa.com.au/media-release/wa-gas-development-to-provide-multi-billion-dollar- boost-to-the-nation/ 45. https://cmewa.com.au/media-release/cme-response-to-epa-environmental-factor-guideline- for-greenhouse-gas-emissions/ 46. https://cmewa.com.au/wp-content/uploads/2021/02/200501-EPBC-Act-Review-Submission- Final-redacted.pdf 47. https://cmewa.com.au/media-release/cme-welcomes-federal-support-for-wa-mining-and- resources-sector/ 48. https://www.riotinto.com/en/invest/reports/climate-change-report 7Addendum to 2021 Notice of annual general meeting | riotinto.com Appendix – Statements provided by requisitioning shareholders